EXHIBIT 11.2

CPI Corp.
Computation of Per Common Share Loss - Basic
(Unaudited)

thousands, except share and per share data	12 Weeks Ended		24 Weeks Ended
	July 19, 2008	July 21, 2007	July 19, 2008	July 21, 2007
		(Restated)		(Restated)
Basic:
Net loss applicable to common shares	$(3,601)	$(4,601)	$(3,857)	$(2,046)

Shares:
Weighted average number of common and
common equivalent shares outstanding	17,063,381	17,005,685	17,054,575	16,993,715
Less: Treasury stock - weighted average	(10,595,319)	(10,619,570)	(10,595,319)	(10,618,935)

Weighted average number of common and common
equivalent shares outstanding	6,468,062	6,386,115	6,459,256	6,374,780

Net loss per common and common equivalent shares	$(0.56)	$(0.72)	$(0.60)	$(0.32)